UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d)4 OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited

(Exact name of registrant as specified in its charter)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
+44 (0) 1784 494 200

(Address, include zip code, and telephone number, including area code, of registrants principal executive offices)
Common Stock

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒
     Approximate number of holders of record as of the certification or notice date: 155
     Pursuant to the requirements of the Securities Exchange Act of 1934, Viatel Holding (Bermuda) Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

February 21, 2008	By:	/s/ Lucy Woods
		Name:	Lucy Woods
		Title:	Chief Executive Officer